HARRAH'S TO MERGE WITH RIO


-  BRINGS TOGETHER INDUSTRY LEADING CASINO CUSTOMER DATABASE AND
RELATIONSHIP BUILDING ORGANIZATION WITH PREMIER LAS VEGAS RESORT
CASINO HOTEL -

- ACCRETIVE TO EARNINGS -

- COSTS SAVINGS EXPECTED -

- REVENUE SYNERGIES POTENTIALLY HIGH -



MEMPHIS, Tenn. and LAS VEGAS, Aug. 10 -- Harrah's Entertainment, Inc. (NYSE:HET) and Rio Hotel and Casino, Inc. (NYSE:RHC) today announced the signing of a definitive merger agreement. Harrah's will acquire all Rio shares in a one-for-one stock transaction valued at $518 million based on Harrah's closing price of $20 1/8 on Friday, August 7, 1998. Harrah's will also assume Rio's debt. The Boards of Directors of both Harrah's and Rio have approved the transaction.

Management expects the transaction to be accretive to earnings in the first year. Based on an average of analyst estimates, the combined company will have 1999 revenues of approximately $2.9 billion, and approximately $740 million of EBITDA. The transaction is expected to be tax free to Rio shareholders, and it is the intent of the parties that it be accounted for under the pooling-of-interests method. Anthony A. Marnell II, chairman and chief executive officer of Rio, will become vice chairman of Harrah's and a member of Harrah's Board of Directors. Along with James A. Barrett, Jr., president of Rio, Marnell will continue his executive responsibilities at the Rio. The Rio hotel and casino will operate as a separate subsidiary of Harrah's and no changes are expected to its operation.

Philip G. Satre, chairman, president and chief executive officer of Harrah's, stated, "The combination of Harrah's and Rio is a natural match of two companies who share a common vision of leadership and common cultures of providing the highest levels of customer service. This alignment provides a platform on which we will be able to exploit unique strategic opportunities that benefit our shareholders, customers and employees. This combination is a perfect fit. Our visions are completely aligned.

"Rio is a Las Vegas destination gem, and by all measures, one of the highest quality and best managed companies in our business. Utilizing Harrah's strong database management and marketing expertise, we see an unprecedented opportunity to introduce Harrah's loyal customers to the Rio's resort-style property, as well as introduce Rio customers to Harrah's Entertainment's 19 properties. Rio will add 1.3 million additional customers into Harrah's existing 8 million-customer database. We fully expect to see significant revenue and growth opportunities from the integration of our proprietary customer recognition and rewards program, Total Gold, within the Rio customer network," he said.

"Most important, Rio has many loyal customers and one of the strongest management teams in the business. We welcome them both to the Harrah's family. We look forward to Tony Marnell's involvement as vice chairman and a member of the Harrah's Board of Directors and his team's continued management of the Rio."

Marnell stated, "The joining of Harrah's and Rio creates tremendous value and opportunity for customers, employees and shareholders of both companies. With Harrah's, we see the ability to accelerate the Rio's demand driven growth plans while maintaining the high standards of quality service and value for which we have become known. Harrah's has an incredible customer recognition system, which will be a significant advantage for the Rio. We're excited about working with the Harrah's team, which we have always admired. Harrah's is a first class company."

Colin V. Reed, executive vice president and chief financial officer of Harrah's, said, "We are excited about the revenue synergies afforded to Harrah's by this transaction, particularly the addition of the Rio brand with its strong consumer image appealing to a complementary demographic segment. More than 50% of Rio's customers are from Las Vegas and the Los Angeles markets. Harrah's customers tend to come from the East Coast, Midwest and Northern California. In addition, we believe there is a significant opportunity to expand Rio's cross-market play by capturing revenues from Harrah's customers not already playing at Harrah's Las Vegas property. We see a lot of new and exciting elements at Rio that will contribute to our growth including a state-of-the-art convention center, Palazzo Suites, concierge floors and 35-plus acres for future expansion when Las Vegas demand warrants. Furthermore, there is the opportunity to expand Rio into other markets as conditions in the future warrant.

"While we recognize the importance of preserving the uniqueness of the Rio property, this transaction also provides for a number of significant operating efficiencies in addition to the revenue synergy opportunities," Reed continued. "On the cost side, we expect to eliminate redundant corporate overhead, equipment and systems, insurance and other expenses. Further, our lower cost of capital can provide significant financial synergies to this combination. We are excited about the future growth prospects afforded our combined company by this deal and look forward to working with the Rio management team in integrating the Rio casino into the Harrah's network."

The transaction is expected to be completed by year-end 1998, subject to various conditions including regulatory approvals, Rio and Harrah's shareholder approvals and other third party approvals. As part of this transaction, Marnell and Barrett have committed to vote their shares representing approximately 22%
ownership of Rio in favor of this transaction. Each Rio shareholder will receive one share of Harrah's stock for each share they own.

BT Wolfensohn acted as financial advisor to Harrah's for the transaction. Merrill Lynch & Co. acted as financial advisor to Rio.

Rio, through its wholly-owned subsidiary, owns and operates the Rio Suite Hotel & Casino. The Rio presently has more than 2,500 suites and 120,000 square feet of gaming space featuring approximately 2,400 slot machines and 100 table games in addition to an 18-hole, championship golf course. Since its founding in 1990, Rio has maintained a strategy of providing excellence in service, value to customers, world-class accommodations and culinary excellence to the Las Vegas market. Recognized for its commitment to excellence, Rio has won numerous industry awards including "Best Value in the World," by Travel & Leisure Magazine, "Best Overall Hotel" in Las Vegas, by Zagat's, as well as providing the city's "Best Service," "Best Food" and "Best Accommodations." Rio is the only casino resort to be honored with the prestigious American Academy of Hospitality Sciences' "Five Star Diamond Award." Rio won 13 Las Vegas market first place votes in the Casino Player Magazine annual survey of its readers.

Harrah's, the premier name in the casino entertainment industry, is the most geographically diversified casino company in North America. With 19 properties worldwide, Harrah's operates casinos in Las Vegas, Reno, Lake Tahoe and Laughlin in Nevada, and Atlantic City, North Kansas City, St. Louis, Joliet, Vicksburg, Shreveport, Tunica, Cherokee Smoky Mountains, Phoenix Ak-Chin, Prairie Band Topeka and Skagit Valley in Washington under the Harrah's brand name and in Atlantic City, East Chicago and Las Vegas under the Showboat brand name. A casino in Sydney, Australia, operates under the name Star City, and is partially owned and managed by Harrah's. Among Harrah's recent awards and recognition are seven first places and eight second places in Las Vegas by readers of Casino Player Magazine, and an unprecedented 15 first places and seven second places in Casino Player Magazine's Atlantic City rankings.

Statements in this release concerning future events, including the anticipated completion of the transaction, future performance and business prospects are forward-looking and are subject to certain risks and uncertainties. These include, but are not limited to, anticipated future performance, economic and debt and equity market conditions, changes in laws or regulations, third party relations and approvals, decisions of courts, regulators and governmental bodies, factors affecting leverage, including interest rates, and effects of competition. These risks and uncertainties could significantly affect anticipated results or events in the future and actual results may differ materially from any forward-looking statements.

Transaction Summary

This is a strategic combination of two companies that share a single vision, yet offer distinct and highly complementary products, strengths, attributes and customer bases. On August 10, 1998, Harrah's announced the signing of a definitive agreement to merge with Rio in a one-for-one stock transaction valued at $518 million based on Harrah's closing price of $20 1/8 on Friday, August 7, 1998. Under the terms of the agreement, Harrah's will also assume Rio's debt. The Boards of Directors of both Harrah's and Rio have approved the transaction. Based on an average of analysts' estimates, the new Harrah's will have pro forma 1999 revenues of approximately $2.9 billion and approximately $740 million of EBITDA. Management expects the transaction to be accretive to earnings in the first year.

     * New Company at a Glance
     * (all figures are pro forma)
     * Total Net Revenues $2.9 billion*
     * EBITDA $742 million*
     * Common Shares Outstanding 126 million
     * Fiscal year 12/31
     * Headquarters Memphis, TN
     * Total Casinos 20
     * Geographic Diversity 15 casino markets
     * Casino Brands Harrah's, Showboat, Rio
     * Total Employees (US) 35,000
     * Based on average of analysts' estimates


Highlights of the Transaction

Geographic Distribution: This combination provides Harrah's with a resort destination that will offer its customers a fully developed resort alternative to its existing center-strip location. Through Harrah's unique and innovative recognition and rewards program, Total Gold, Rio's Las Vegas customer base will have the incentive to visit Harrah's in the Las Vegas market and when they visit other casino markets. There are substantial revenue synergies expected.

Complementary Customer Base: Significant opportunities exist to strategically expand Rio's cross-market play through Harrah's database management and marketing strength. Unlike Harrah's, more than 50% of Rio's customers are from Las Vegas and the Los Angeles markets. Now Harrah's will offer customers who frequent Las Vegas two different high-quality experiences, a strip destination and a resort experience.

Service Quality and Physical Appearance: In creating Rio, management mirrored Harrah's service excellence and philosophy. Rio is a special property, truly a Las Vegas gem for its unique and innovative concept, a flagship-style asset. Rio has also won "Best Overall Hotel" from Zagat, "Best Value in the World" by Travel and Leisure and Rio is the only casino resort to receive the prestigious Academy of Hospitality Sciences' "Five Star
Diamond Award." In the 1998 Casino Player "Best of Gaming" readers' poll, Rio and Harrah's won 20 first place awards out of 50 categories in Las Vegas. In Atlantic City, Harrah's alone won 15 first place awards, more than any other casino.

Brand Infrastructure: With Harrah's leadership and market strength, the Rio name will be able to realize its growth potential outside of Las Vegas and to be selectively extended to other markets. Adding a third unique brand under the Harrah's umbrella, Rio provides additional opportunity for aggressive customer expansion and retention strategy. Harrah's industry-leading Total Gold program, will extend to Rio's customer base and provide further incentive for cross-customer loyalty among the Harrah's, Showboat and Rio brands. Harrah's realizes the value of keeping the brand identities separate and will focus on retaining the unique operating characteristics of each brand.

Operational Excellence: Harrah's and Rio management are committed to the highest quality customer experience as well as investing in property, plant, marketing and technology. The most critical element driving the success of these companies is a dedicated team of employees. It is crucial to the ongoing success of the Rio and the potential application of the Rio brand to additional locations that Rio retains its unique culture.

Transaction  is  accretive and will create significant  synergies:
The   transaction  will  be  accretive  to  year  one  EPS  before extraordinary charges. The transaction is even more accretive long-
term   assuming  cost  efficiencies  and  revenue  synergies   are
achieved.   Harrah's  expects  to   save   $7   million   annually
phased-in  over  two  years;  year  one  savings  assumed  to   be
approximately half that amount. In addition, Harrah's expects to reduce Rio's interest costs by taking advantage of Harrah's lower cost of debt.

Revenue Synergies Accomplished in Four Ways: From customers who are Harrah's loyal and stay at Harrah's Las Vegas, but also venture out to experience a second more resort-style Las Vegas location to play and dine. From customers who are loyal to Harrah's in one of Harrah's other casino markets across the country, but want a destination resort experience when they visit Las Vegas. From Rio customers who are looking for a second Las Vegas experience on the strip. From Rio customers who travel across the United States for gaming experiences, and are not currently directed or rewarded for any particular choice.


History/Background: Harrah's

Harrah's was founded in 1937 by casino gaming entrepreneur Bill Harrah. It has grown to become the most geographically diversified casino company in North America. Harrah's operates casinos in Las Vegas, Reno, Lake Tahoe and Laughlin, Nevada; and Atlantic City, North Kansas City, St. Louis, Joliet, Vicksburg, Shreveport, Tunica, Cherokee Smoky Mountains, Phoenix Ak-Chin and Prairie Band-Topeka under the Harrah's brand. Atlantic City, East Chicago and Las Vegas under the Showboat brand. In Sydney, Australia under the name Star City. Across all its markets, Harrah's casinos comprise approximately 1,063,000 sq. ft. of gaming space, 27,100 slot machines and 1,180 table games; complemented by 9,150 hotel rooms; and supported by 38,000 parking spaces.

Harrah's is the most recognized name in the casino entertainment industry. Founded more than 60 years ago, Harrah's is focused on building loyalty and brand value with its targeted customers through a unique combination of excellent products and services, unsurpassed distribution, operational excellence and technology leadership. Harrah's operates casinos under the Harrah's and Showboat brand names. The heritage of the Harrah's name is one of innovation, growth, integrity and customer service in the casino entertainment industry. Harrah's focuses on the gaming experience for highly valuable target customers, particularly those who play in more than one market.


History: Rio

Rio, through its wholly-owned subsidiary, owns and operates the Rio Hotel and Casino, opened in 1990 as the country's only all-suite hotel casino, with 424 suites on 30 acres of land. Since 1990, the company has acquired additional land and expanded pursuant to its master plan and customer demand, to its current status as the 13th largest hotel in the world. The Rio presently has over 2,500 suites and 120,000 square feet of gaming space featuring approximately 2,400 slot machines and 100 table games, in addition to an 18-hole, championship golf course. Rio has 35 acres of land available for future development. Since its founding, Rio has maintained a strategy of providing excellence in service, value to customers, world-class accommodations and culinary excellence to the Las Vegas market. Recognized for its commitment to excellence, Rio has won numerous industry awards for its facilities and service excellence.

                      For more information, call:
                    (Investors) Charles L. Atwood,
                   Vice President and Treasurer or
                         (Media) Ralph Berry,
          Vice President, Communications and Public Affairs,
                           both of Harrah's,
                            (901) 762-8600
                   or visit the Company's website at
                        http://www.harrahs.com

              (Investors and Media) James A. Barrett, Jr.,
                           President of Rio
                            (702) 252-7733
                   or visit the Company's website at
                        http://www.playrio.com


This document contains certain forward-looking statements regarding the Company's beliefs, goals, anticipated results, and expectations which involve risks and uncertainties. The Company's actual results could differ materially from the results anticipated in these forward looking statements as a result of certain of the risk factors set forth in the Company's filings with the Securities and Exchange Commission including quarterly reports on Form 10-Q, reports on Form 8-K, and annual reports on Form 10-K.


SOURCE:  Harrah's Entertainment, Inc. and Rio Hotel and Casino,
Inc.